Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 12, 2000








[CEGETEL LOGO]

PHILIPPE GERMOND
FRANK ESSER


TELECOMMUNICATIONS
DIVISIONS

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                      IMPORTANT LEGAL DISCLAIMER

- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                                          AGENDA

-        Introductory remarks

-        Cegetel:
         Current positioning and 2000 performance

-        Vivendi Telecom International

-        Synergy opportunities


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                                   CEGETEL TODAY

CEGETEL IS THE FIRST PRIVATE TELECOM OPERATOR IN
FRANCE WITH OVER 11M CUSTOMERS (MID OCTOBER):

-        9M mobile users (GSM deregulated since 1994)

-        2.2M fixed lines (deregulated since 1998)

-        11 000 data sites and 32 000 voice sites for the corporate market

-        First alternative long distance carrier in France:
         60M min/day

-        ~ 300 owned distribution outlets in city centers and malls by year-end
         2000

THE SKILLS AND KNOW-HOW OF 8 200 EMPLOYEES


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                               EVOLUTION OF THE
                                                FRENCH TELECOMMUNICATION MARKET

- The French telecommunication market should show a CAGR of 10% between 1999 and 2002

-        Mobile and data will be the most dynamic sectors


                                  [BAR CHART]

                                  1999           2002
                                  ----           ----
Mobile                            8 Bn(euro)     13 Bn(euro)     +59%
Data                              4 Bn(euro)      6 Bn(euro)     +69%
Fixed voice - local               9 Bn(euro)     10 Bn(euro)     +10%
Fixed voice - LD                  5 Bn(euro)      5 Bn(euro)
Payphones                         1 Bn(euro)      1 Bn(euro)

Source: HSBC Securities

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                                 A GROWTH STORY

                                  [BAR CHART]
                          EVOLUTION OF CUSTOMERS BASES

                    1998          1999        2000 (e)
                 ---------     ---------    ----------

SFR              4,201,005     7,223,803    10,062,000
le 7               650,821     1,502,885     1,997,666
                 ---------     ---------    ----------
                 4,853,824     8,728,687    12,059,666





                                   [BAR CHART]
                         CUMULATIVE CAPEX IN M(euro) (1)

                           1998     1999    2000(e)
                           ----     ----    -------

                           4,052    4,623    5,548




                                  [BAR CHART]
                             EBITDA IN M(euro) (2)

                          1998      1999     2000 (e)
                          ----      ----     --------
                          279       502      ~1,300

(1) Including TD investments
(2) Mobile acquisition costs expensed as of 01.01.2000 to comply with US GAAP

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                               MISSION STATEMENT


-        Be the Number One private global telecommunication operator in France

-        Be best positioned for the broadband revolution:

          - Mobile: first operator to achieve national GPRS (10 times GSM speed for data on mobile) roll-out by year-end 2000

          - Fixed: ADSL (fast Internet) aggressive implementation as early as January 1st, 2001

-        25% of the French Telecommunication market by year 2003 (15 % by mid
         2000)


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                      STRONG OVERALL PERFORMANCE


-        Sustained revenue and EBITDA growth (35%+ CAGR 2000-2002)

-        Aggregated fixed activities at EBITDA breakeven by year-end 2000

-        Positive Group Net Income achieved at mid-year 2000

-        Mobile activities at Free Cash Flow breakeven by year-end 2000


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                            COMPETITIVE POSITION

-        Critical network assets:

          -    # 1 Cellular network (1999 French Regulator Survey)

          -    National   long  distance   backbone  with  360  local   switches
               interconnected

          - Aggressive roll-out of broadband access for mobile (GPRS) and fixed (ADSL)

-        A strategy of differentiation:

          -    Brand awareness

          -    Innovation through services

          -    Customer care


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

CEGETEL:
CURRENT POSITIONNING

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                                               MOBILE ACTIVITIES

                                   [SFR LOGO]

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

SFR TODAY

-        98% of the population covered

-        10M SFR customers expected by year-end

-        40% penetration rate mid 2000 70% expected in 2003

- 4th leading country in Europe in number of users, but second least penetrated in Europe

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                                SFR: THE MOST VALUABLE CUSTOMERS

AVERAGE REVENUE PER USER S1-2000
[BAR CHART]

               ARPU
               ----

SFR            44 (euros)
Itineris       40 (euros)
Bouygues       38 (euros)                  Source: Operators


ARPU Evolution
[LINE CHART]

                Jan-99  Feb-99  Mar-99  Apr-99  May-99  Jun-99  Jul-99  Aug-99  Sep-99  Oct-99  Nov-99  Dec-99  Jan-00  Feb-00
                ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------

Total Average   100     96      102     99      98      104     99      95      96      87      84      85      82      78
Subscribers     100     97      102    100      99      105    102      98     101      93      92      93      94      92
Prepaid         100     90      105    100     103      112    101      96      89      80      74      81      73      65

                Mar-00  Apr-00  May-00  Jun-00  Jul-00  Aug-00  Sep-00
                ------  ------  ------  ------  ------  ------  ------

Total Average   83      78      82      82      81      79      81
Subscribers     97      91      96      96      94      92      96
Prepaid         75      68      74      76      77      76      72


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                                   PREPARING FOR MOBILE INTERNET

- SMS are now being used by 30% of all our prepaid customers and 24% of our postpaid base, averaging 20 messages per customer per month

- Thanks to new offers (SMS kiosk, SMS chat, etc) SMS and services should represent 10% of SFR revenues in 2001

[BAR CHART]

         BILLABLE SMS PER MONTH
   DEC-99        JUL-00       DEC-00 (e)
   ------        ------       ----------

 19 MILLION    45 MILLION     60 MILLION

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                MANAGED REVENUES

-      Reduction of churn by 50% since January 2000
[LINE CHART]

  Jan-99   Feb-99   Mar-99   Apr-99   May-99   Jun-99   Jul-99   Aug-99   Sep-99   Oct-99   Nov-99   Dec-99   Jan-00   Feb-00
  ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------

   3.21%   2.92%    2.63%    2.34%    2.07%    2.08%    2.09%    2.11%    2.21%    2.31%    2.83%    3.35%    2.97%    2.22%


Mar-00   Apr-00   May-00   Jun-00   Jul-00   Aug-00
------   ------   ------   ------   ------   ------

 2.08%   1.84%    1.72%    1.53%    1.32%    1.60%


-      A controlled decrease in market share (gross sales)
[LINE CHART]

               JAN-99  FEB-99  MAR-99  APR-99  MAY-99  JUN-99  JUL-99  AUG-99  SEP-99  OCT-99  NOV-99  DEC-99  JAN-00  FEB-00
               ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
Total          41%     39%     37%    35%      34%     38%     36%     35%     35%     37%     34%     35%     42%     34%
Subscribers    44%     42%     40%    40%      38%     39%     41%     38%     35%     32%     34%     46%     49%     34%
Prepaid        31%     32%     30%    26%      27%     35%     30%     31%     35%     42%     33%     28%     36%     35%

              MAR-00  APR-00  MAY-00  JUN-00  JUL-00  AUG-00
              ------  ------  ------  ------  ------  ------
Total         35%     35%     36%     32%     29%     31%
Subscribers   36%     37%     38%     35%     28%     29%
Prepaid       33%     34%     35%     29%     31%     32%

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                                         COSTS ARE UNDER CONTROL

- Decrease in subsidies and dealers commissions vs H2 1999 but acquisition costs remain high
[LINE CHART]

               JAN-99  FEB-99  MAR-99  APR-99  MAY-99  JUN-99  JUL-99  AUG-99  SEP-99  OCT-99   NOV-99  DEC-99  JAN-00  FEB-00
               ------  ------  ------  ------  ------  ------  ------  ------  ------  ------   ------  ------  ------  ------
Average        100     115     110     98      125     136     111     176     152     137      134     139     148     98
Subscribers    100     118     111     95      126     136     123     184     177     157      166     172     181    120
Prepaid        100     116     128    139      178     231     127     297     203     236      199     203     167    148

                MAR-00  APR-00  MAY-00  JUN-00  JUL-00  AUG-00  SEP-00  OCT-00  NOV-00  DEC-00
                ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
Average         126     117     105     123     96      101     104     101     99      79
Subscribers     152     145     131     145    125      140     135     127    130     111
Prepaid         148     148     130     168    122      126     120     125    133     105



- Other operating costs under control and decrease in Unit costs (technical, IT, customer care, structure), faster than ARPU
[LINE CHART]

JAN-99  FEB-99  MAR-99  APR-99  MAY-99  JUN-99  JUL-99  AUG-99  SEP-99  OCT-99  NOV-99  DEC-99  JAN-00  FEB-00  MAR-00  APR-00
------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
100     93      90      95      95      99      93      96      88      84      82      71      72      71      75      77


MAY-00  JUN-00  JUL-00  AUG-00  SEP-00
------  ------  ------  ------  ------
77      67      77      71      76

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                                            SFR SOUND FINANCIALS

                                                      Full year
                                                      ---------
                                          99
                                        pro-forma        00
                                          (1)            (e)         Variance
                                          ---            ---         --------
Customers (M)                             7.20          10.00          +38%

Revenues (Bn(euro))                       3.53           5.10          +44%

Ebitda (Bn(euro))                         0.64           1.35            x2

Cumulative Capex/ customer ((euro))      480(2)           410          -15%

------------------
(1)      Mobile acquisition costs expensed as of 01.01.2000 according to US GAAP
(2)      690 (euro) in 1998

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                                    SFR, THE  TECHNOLOGY  LEADER


       BROADBAND

  1999           SMS
  2000           WAP
  2001           GPRS
  2002           UMTS
  2003

Mid 1999 #1 to launch WAP phones
Mid 2000 #1 to launch  Vizzavi In Europe
End 2000 #1 national GPRS coverage
2001     Ready for UMTS license

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                                   LEVERAGE ON GLOBAL EXCELLENCE

SFR is a local operator

         -        National network

         -        National customer care

but can leverage the experience and assets of international partners

         -        Music, films and recreation

         -        European WAP portal

         -        Global purchasing program

         -        International services

                                                               [EMBLEM GRAPHICS]

                         BEST POSITIONED FOR MULTIMEDIA
                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                                               FIXED  ACTIVITIES

                                  [7 GRAPHIC]

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                                       FINANCIAL PERFORMANCE (1)

- Strong progression in revenues, despite fierce competition on voice tariffs, due to:

         -        Sharp progress of data: +71% in revenues in 2000

         -        Increase in monthly volume: +80% since the beginning of year
                  2000

                                  [LINE CHART]
                           CUMULATED MONTHLY TRAFFIC


           JAN      FEB        MAR       APR       MAY       JUN       JUL       AUG       SEP       OCT       NOV       DEC
           ---      ---        ---       ---       ---       ---       ---       ---       ---       ---       ---       ---
1998       --       4          23        66        131       236       371       519       731       1,000     1,301     1,638
1999       374      730        1,171     1,597     2,026     2,512     3,002     3,444     3,982     4,539     5,164     5,897
2000       903      1,833      2,983     4,128     5,436     6,862     8,379     9,775     11,383


                                  [LINE CHART]
                        EVOLUTION OF RESIDENTIAL TARIFFS


                   JAN-99  FEB-99  MAR-99  APR-99  MAY-99  JUN-99  JUL-99  AUG-99  SEP-99  OCT-99  NOV-99  DEC-99  JAN-00  FEB-00
                   ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
National           0.52    0.54    0.49    0.49    0.47    0.44    0.44    0.44    0.44    0.43    0.39    0.39    0.37    0.38
International      1.78    1.79    1.58    1.58    1.57    1.56    1.59    1.60    1.57    1.55    1.47    1.48    1.44    1.38


                    MAR-00  APR-00  MAY-00  JUN-00  JUL-00   AUG-00
                    ------  ------  ------  ------  ------   ------
National            0.38    0.35    0.32    0.32    0.33     0.33 -37%
International       1.37    1.38    1.37    1.38    1.40     1.43 -20%

-        Cost control and improved gross margin

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]


                                                       FINANCIAL PERFORMANCE (2)

-        The first alternative operator to report breakeven Ebitda only after
         2.5 years

                                      Full year
                                      ---------
((euro)million)             99          00(e)           Variance
---------------             --          -----           --------
Revenues                    334         465             +40%

Ebitda (1)                 (107)        > 0              NM

Capex                       134         145              11

(1)      including 100 % of network infrastructure subsidiary Telecom
         Developpement


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                                  STRONG COMMERCIAL ACHIEVEMENTS
                                                       IN THE ADDRESSABLE MARKET

-        ~50% residential market share among private competitors (Source
         Secodip, 06/00)

- ~65% professional market share among private competitors (Source Datanova, 06/00)

-        2.5 M lines by year-end 2000

-        81% of spontaneous brand awareness (Source Millward Brown - May 2000)

-        >70% of preselection on new customers

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]


                                                     THE #1 ALTERNATIVE BACKBONE

                        BACKBONE STATUS BY YEAR-END 2000

[MAP GRAPHIC]

-        Cables: 12 000 km

-        Fibers: 264 000 km

-        ADM: 2600
         (Add Drop Multiplexer)

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                             CEGETEL, THE BROADBAND OPERATOR (1)

-        Status :

         - Rapid roll out of ADSL services as of Q1 2001 for residentials and business customers

         -        Pending technical and commercial discussions with FT:
                  co-localisation of equipment, interconnection tariffs, ...

-        Assets:

         - TD network capillarity (360 FT local switches already interconnected)

         -        Know-how: tested live in Monaco Telecom       [UNIVERSAL LOGO]

         -        Vivendi Universal content (games, video, music,...)

                                                 [CANAL+ LOGO]

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                             CEGETEL, THE BROADBAND OPERATOR (2)

-        Financial target : EBITDA positive after 3 years

-        Cegetel offering :

         -        Competitive pricing versus Cable TV and France Telecom

         -        Roadmap of services:

[VIZZAV LOGO]              -        SHORT TERM: fast Internet + streaming
                                    (Vizzavi as default portal)

[CANAL+ LOGO]              -        MEDIUM TERM: video on demand services + TV
                                    relying on Vivendi Universal assets, voice over DSL

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETAL LOGO]

                                                     STRATEGY: FOCUS ON INTERNET

- Cegetel / TD currently carries 50% of the French ISPs traffic (excluding Wanadoo)

-        Build an IP network in order to :

         -        Use convergence for fixed and mobile networks

         -        Address fast growing internet traffic

         - Offer value added services in cooperation with Vivendi Net (web hosting, e-meeting,...)

         -        Develop wholesale offer for ISPs, virtual ISPs

         - Address retail ISP for the broadband market, in partnership with Vizzavi for content aggregation and delivery

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

CEGETEL GROUP 2000
PERFORMANCE


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]
                                                        GROUP KEY FINANCIALS (1)

                            IMPROVED GROUP ECONOMICS

NOTE: MOBILE ACQUISITION COSTS TOTALLY EXPENSED AS OF 1.1.00 TO COMPLY WITH US GAAP

                                   FIRST HALF                                       FULL YEAR                     2000-2002 CAGR
                   ----------------------------------------        -----------------------------------------      --------------
                   H1 99                                              99               00
((EURO)BN)                            H1 00        VARIANCE                                        VARIANCE
                   PRO-FORMA                                       PRO-FORMA           EST.
                   ----------------------------------------        -----------------------------------------      ---------------
Revenues           1,85               2,40         + 28 %             3,91             5,60         + 45 %        ~20%

Ebitda             0,33               0,57         + 73 %             0,50             1,30         x 2,5         ~35%

Ebit               0,07               0,25         x 3,6             (0,04)            0,50         n.m.          ~50%

Capex              0,40               0,40           _                1,10             1,20         + 10%         ~20%*

* Including UMTS, ADSL

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]
                                                        GROUP KEY FINANCIALS (2)
                                                     BASIC ASSUMPTIONS 2000-2002


          -   Mobile:
              -  Penetration rate                                     65%
              -  Market share                                         33%
              -  Mix prepaid / postpaid                         70% / 30%
              -  Average Revenue Per User evolution (CAGR)           -18%
              -  Average Customer Acquisition Cost (CAGR)(1)         -25%

          -   Fixed:
              -  Access to voice local traffic as of 2002 and
                 strong development of fixed-to-mobile
              -  Decrease in voice sales price                       -20%
              -  Improvement of data gross margin due to
                 decrease in access leased line costs


(1) Unit decrease+mix

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]
                                                        GROUP KEY FINANCIALS (3)
                                                            SENSITIVITY ANALYSIS

                PARAMETER                            EBIT IMPACT IN 2001
                ---------                            -------------------
-  +/- 1 pt in churn rate                      [arrow graphic]  +/- 12 M(euro)
-  +/- 10(euro) in Customer
   Acquisition Cost                            [arrow graphic]  +/- 50 M(euro)
-  +/- 1(euro)in Average
   Revenue Per User                            [arrow graphic]  +/- 100 M(euro)
-  1% decrease in
   incoming revenues                           [arrow graphic]  - 5 M(euro)


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                        GROUP KEY FINANCIALS (4)


-  Sound financial structure...


((EURO)BN)                          DEC. 99           JUNE 00          DEC 00
                                  PRO-FORMA                              EST.
----------                          -------           -------          ------
NET FINANCIAL DEBT                  1,27               1,48             1,89

TOTAL SHAREHOLDERS' EQUITY          2,21               2,26             2,35

- ... should allow for financing UMTS with a maximum 1/1 debt-to-equity ratio at the peak of end 2002


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

VIVENDI TELECOM
INTERNATIONAL


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                          VIVENDI GROUP INTERNATIONAL OPERATIONS


-   Vivendi Telecom International (100% subsidiary of Vivendi)

    -   Targeted strategy in both fixed and mobile broadband

    -   Focus on Europe and Africa

-   3 main properties:

    -   Spain : 4th mobile operator (UMTS license), # 1 shareholder

    - Eastern Europe : Hungary # 2 fixed operator ; Poland : leader in both mobile and fixed activities

    -   Monaco Telecom : Incumbent Operator

-   Expertise based upon Cegetel professional skills and exchange of experience


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]
                                                  GROUP INTERNATIONAL PROPERTIES



FIXED                                              GROUP                SUBSCRIBERS               LICENCE           NET SALES
TELEPHONY                 OPERATOR                 INTEREST             JUNE 2000                 SINCE             1999
---------                 --------                 --------             ---------                  -------           ---------
HUNGARY                   VTH                      100 %                500.000                   1994              132 M(EURO)
POLAND                    BRESNAN                  51,5 %               360.000                   1997              -
MONACO                    MONACO TELECOM           51 %                 35.000                    1998              71 M(EURO)


MOBILE                                             GROUP                SUBSCRIBERS                LICENCE           NET SALES
TELEPHONY                 OPERATOR                 INTEREST             JUNE 2000                  SINCE             1999
---------                 --------                 --------             ---------                  -------           ---------
SPAIN                     XFERA                    31,1 %               (*)                        2000              N/A
MONACO                    MONACO TELECOM           51 %                 15.000                     1998              15 M(EURO)
POLAND                    PTC / ERA                26,3 %               2.500.000                  1996              590 M(EURO)
EGYPT                     MISRFONE                 7 %                  650.000                    1998              160 M(EURO)
KENYA                     KENCELL                  40 %                 10.000(**)                 2000              N/A

(*) COMMERCIAL LAUNCH IN 2001

(**) COMMERCIAL LAUNCH IN AUGUST 2000



                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]


SYNERGIES
OPPORTUNITIES


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]
                                                           SYNERGY OPPORTUNITIES


-   Vivendi Universal, a fantastic opportunity to increase the value of Cegetel:

    - The mobile phone will become the main music handset device in the next two years

    - Music and game contents are considered as key applications for vocal, SMS and WAP services

    - The Vivendi Universal brands (Canal+, Universal) and its products are key levers to increase our penetration on specific targets as youngsters

-    All synergies are in addition to Revenue and EBITDA forecasts


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]


                                                             WIRELESS TECHNOLOGY
                                                           AND CUSTOMER BENEFITS


                         GSM CSD               GSM GPRS                       UMTS
                         ------------          -----------                    -----------
CONNECTION TIME          ~ 20 SECONDS          < 2 seconds                    < 2 seconds
BIT RATE                 9.6 KBPS IN           DOWN LINK : UP TO 40 KBPS      FROM 144
(ESTIMATED)              TWO WAYS              (BEFORE MARCH 2001)            KBPS UP TO 1
                                               DOWNLINK : UP TO 55 KBPS       MBPS IN
                                               (AFTER MARCH 2001)             PACKETS MODE
                                               UP LINK : 13.6 KBPS

PRICING                  AIR-TIME              DATA VOLUME                    DATA VOLUME


NETWORK ACCESS           CONNECTION            PERMANENT                      PERMANENT
                         "ON DEMAND"           CONNECTION                     CONNECTION

SERVICES                 VOICE                 AUDIO FILES
                         TEXT                  PICTURES
                         FAX                   GAMES ON/OFF LINE


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                      MAIN VALUE CREATION LEVERS FOR CEGETEL (1)



- Increase stickiness by marketing actions targeting music customers and games players :

    - Addition of 1 month of lifetime for 10% of the customer base raises by 25 M(euro)the 2002 Ebitda

- Increase airtime and data usage for SFR. An increase of only 5% penetration rate for vocal and SMS services will raise by 20 M(euro) the 2002 Ebitda


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                                     ACTION PLAN


- Special promotion on November 10 and 11 2000

    - First co-branded operation between UMG and SFR with the musical<< Les Dix Commandements>>

    - 1 CD offered in each SFR kit or chance to win a week-end in Paris to assist to the show

                                                       [UNIVERSAL GLOBE GRAPHIC]

 -      Christmas offer :

    - Become a SFR subscriber and receive for 1 additional FRF the CD of the musical <<Les Dix Commandements>>, Johnny Hallyday Live concert or other UMG artists

    -   600 points of sales

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                                     ACTION PLAN


                                                       [UNIVERSAL GLOBE GRAPHIC]

-   A choice of services based on the major artists of UMG

    -   Music greetings on your handset, or through Vizzavi (WAP and WEB)
    - Ringtones : downloading specific ringtones such as the title <<Les Rois du Monde >> N(degree)1 Top 50.


                                                          [FLIPSIDE.COM GRAPHIC]

 - A choice of exclusive games on GPRS handsets:
    -   Chess games with Flipside, adventure and strategy games
    -   Airflow tariffs


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                                     ACTION PLAN

-   Dec 2000 to Q1 2001 : Develop new GPRS functionalities

    -   Communities (chat, ..) : The first multi-access chat
    -   M-commerce of CD's (With a visual application)
    - Downloads of music samples: ~2 minutes for the download of 3 minute of CD quality music (64kb/s)
    -   Use Flipside as the preferred Games portal

-   2001 -2002

    -   Create a consumer loyalty program across Vivendi Universal Business
        Units

    -   Cegetel as a burn partner


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                      MAIN VALUE CREATION LEVERS FOR CEGETEL (2)

- Improve SFR market share on specific segments leveraging Universal products and brand :

    - Increasing 1% of the market share on the total customer base raises by 100 M(euro)the 2002 Ebitda

                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                                     ACTION PLAN

- 2001: global strategy of co-sponsored events such as Summer SFR Tour, co-branded Cyber-Cafes in the main French cities

-   End of S1 2001:

    - A total range of music enhanced phone devices consistent with UMG codec / digital right management policy

    - The mobile phone becomes a << walkphone >>, your personal co-branded digital jukebox


- UMTS: SFR is best positioned to leverage Vivendi Universal brands in order to address specific targets


                                                        [VIVENDI UNIVERSAL LOGO]

[CEGETEL LOGO]

                                                                     CONCLUSION

- Cegetel well positioned on the French market:
  - # 1 mobile private operator
  - # 1 private long distance operator
  - # 1 alternative national backbone

- Cegetel has strong 2000 financials:
  - Revenues ~+45%
  - EDITDA ~+150%
  - Freee Cash Flow on Mobile Activities
  - Steady 2000-2002 growth expected in revenues (20%) and Ebitda (35%)


- Cegetel is best prepared for future:
  - Broadband access and convergence (ADSL,UMTS)
  - Leverage on strong international partnerships
  - Access to premium Vivendi Universal contents


                         BEST POSITIONED FOR MULTIMEDIA

                                                        [VIVENDI UNIVERSAL LOGO]